Amendment to Sub-Advisory Agreement

By and Among

Hatteras Funds, LLC,
MeehanCombs, LP and
the Underlying Funds Trust

This “Amendment,” effective as of August 27, 2014, amends and supplements the Sub-Advisory Agreement (the “Agreement”) dated July 1, 2014, by and among Hatteras Funds, LLC, a Delaware limited liability company (the “Advisor”), MeehanCombs, LP, a Delaware limited partnership (the “Sub-Advisor”), and the Underlying Funds Trust, a Delaware statutory trust (the “Trust”) on behalf of such series as designated by the Advisor (the “Fund”).  Should any term or provision of the Agreement conflict with an express term or provision of this Amendment, the terms and provisions of this Amendment shall govern.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement.

The parties to the Agreement desire to amend the Agreement by replacing in its entirety the current Section 11 with the new Section 11 set forth below:

11.               Expenses. During the term of this Agreement, the Sub-Advisor will pay its own expenses incurred in connection with the performance of its obligations under this Agreement, with the exception of (i) costs in connection with the purchase or sale of securities and other assets (including brokerage commissions, if any) for the Separate Account, including investment-related expenses reasonably incurred by the Sub-Advisor during the term of this Agreement, and (ii) third party legal expenses or certain approved consulting fees in connection with investments for the Fund made by the Sub-Advisor, which have been allocated to the Separate Account in an equitable manner, in connection with certain investments by the Sub-Advisor.  These expenses will be paid by the Advisor, but will not exceed - basis points on average net assets in a calendar year, or a pro rated amount in a partial year.  Nothing herein, however, shall be deemed to require the Sub-Advisor to pay any expenses of the Fund or the Advisor.

Remainder of Page Intentionally Left Blank

IN WITNESS WHEREOF, each party hereto has caused this Amendment to be duly executed by its authorized officer.

SUB-ADVISOR: MeehanCombs LP By: MeehanCombs GP LLC, its general partner By: /s/ C.E. Combs Name: Eli Combs Title: President & Chief Operating Officer	ADVISOR: Hatteras Funds, LLC By: /s/ J. Michael Fields Name: J. Michael Fields Title: Chief Operating Officer
TRUST: Underlying Funds Trust By: /s/ J. Michael Fields Name: J. Michael Fields Title: Secretary